AMENDMENT TO RIGHTS AGREEMENT

AMENDMENT TO RIGHTS AGREEMENT, dated August 16, 2013 (this “Amendment”), by and between TranSwitch Corporation, a Delaware corporation (the “Company”), and Computershare Trust Company, N.A. (the “Rights Agent”).

RECITALS

WHEREAS, the Company and the Rights Agent are parties to a Rights Agreement, dated as of October 3, 2011 (the “Rights Agreement”);

WHEREAS, the Company proposes to enter into a Securities Purchase Agreement (the “Purchase Agreement”) with a certain investor (the “Buyer”);

WHEREAS, upon the consummation of the transactions contemplated by the Purchase Agreement, the Buyer may be deemed to be an “Acquiring Person” under the Rights Agreement, which may trigger the distribution of “Rights” under the Rights Agreement; and

WHEREAS, the Company deems it desirable and in the best interests of the Company and its stockholders to amend the Rights Agreement to exclude the Buyer from the definition of “Acquiring Person” and ensure that a distribution of “Rights” does not occur as a result of the transactions contemplated by the Purchase Agreement.

Accordingly, the parties agree as follows:

1. AMENDMENT OF SECTION 1. The definition of “Acquiring Person” set forth in Section 1 of the Rights Agreement is amended by adding the following paragraph (3) to such definition:

“(3) Neither Michael Steinhardt, Ilex Partners, LLC, Steinhardt Overseas Management, LP, nor any of their stockholders or Affiliates, as applicable, that would otherwise be deemed to be an Acquiring Person as a result of the consummation of the transactions contemplated by the Securities Purchase Agreement dated 16 by and between the Company and Ilex Partners, LLC, shall be deemed to be an Acquiring Person as a result of the consummation of such transactions, including, for the avoidance of doubt, the issuance of the Initial Common Shares and the Additional Common Shares, each as defined therein.”

2. MISCELLANEOUS. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be effected, impaired or invalidated.

[Signature Page Follows]

1

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

TRANSWITCH CORPORATION

By:	/s/ Robert Bosi
Name: Robert Bosi
Title: Chief Financial Officer

COMPUTERSHARE TRUST COMPANY, N.A., as rights agent

By:	/s/ Dennis Moccia
Name: Dennis Moccia
Title: Manager, Contract Administration

2